Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

April 27, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Melissa N. Rocha, Accounting Branch Chief

Re:           Provectus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File Number:  000-9410

Dear Ms. Rocha:

This letter is submitted by Provectus Pharmaceuticals, Inc. (the “Company”) in response to the comments received from the Securities and Exchange Commission by letter dated April 14, 2011 to H. Craig Dees, Ph.D. (the "SEC Letter"). Your comments are set forth below, followed by our responses.

Notes to Consolidated Financial Statements
4. Equity Transactions, page F-11

1.
Please tell us how you concluded that the redeemable preferred stock should be classified outside of permanent stockholders’ equity. Please address how you determined that the redemption features are not solely within the control of the company. Refer to paragraph 11 of Exhibit 3.1 of the 8-K filed March 12, 2010 and ASC 480-10-S99.

ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

We concluded that the redeemable 8% Convertible Preferred Stock (the “Preferred Stock”) should be reclassified outside of permanent stockholders’ equity because it is redeemable upon the occurrence of an event that is not solely within the control of the issuer.   The Company points to Section 4 of the Certificate of Designation for the Preferred Stock, filed as Exhibit 3.1 of the Current Report on Form 8-K filed March 12, 2010 (the “Certificate of Designation”), which addresses liquidation rights and, in the second paragraph, further defines a liquidation event to include the following:  “a merger or other corporate reorganization in which the Corporation’s stockholders shall receive cash or securities of another corporation or entity (except in connection with a consolidation or merger in which the holders of voting stock of the Corporation immediately before the consolidation or merger will in the aggregate own more than 50% of the voting shares of the continuing or surviving corporation after the consolidation or merger) or any transaction in which all or substantially all of the assets of the Corporation are sold”.   In the event of a liquidation event (as defined) the holder of each share of Preferred Stock is entitled to receive out of the assets of the Company cash equal to the original issue price plus all accrued and unpaid dividends before any payment of distribution may be made to common shareholders.

Under ASC 480-10-S99-3A, Section 3f, ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268.  However, other transactions are considered deemed liquidation events and include a contractual provision that requires redemption of an equity instrument upon the occurrence of a change-in-control that does not result in the liquidation or termination of the issuing entity.  Deemed liquidation events that require the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASR 268.

Further, ASC 480-10-S99-3A, Section 8 (example 3) states that a preferred security that is not required to be classified as a liability under applicable GAAP may contain a deemed liquidation clause that provides that the security becomes redeemable if the common stockholders of the issuing company (that is, those immediately prior to a merger or consolidation) hold, immediately after such merger or consolidation, common stock representing less than a majority of the voting power of the outstanding common stock of the surviving corporation.  This change-in-control provision would require the preferred security to be classified in temporary equity if a purchaser could acquire a majority of the voting power of the outstanding common stock without company approval, thereby triggering redemption.

Since the liquidation definition in Section 4 of the Certificate of Designation constitutes a deemed liquidation resulting from a change-in-control, we reclassified the Preferred Stock out of permanent equity and noted in footnote 4(i) of our Annual Report on Form 10-K for the year ended December 31, 2010 (page F-18) that “upon voluntary or involuntary liquidation, winding-up or dissolution of the Company, merger or corporate reorganization, the holders of preferred stock will be entitled to receive out of the assets of the Company, cash in the amount of the original issue price of $0.75 per share plus all accrued or unpaid dividends prior to any payments made to common shareholders.  As a result, these redeemable shares are reflected outside of stockholders’ equity on the consolidated balance sheets.”

2.
Please tell us how the amounts you recorded for the beneficial conversion features in March 2010 and April 2010 comply with ASC 470-20-30. In addition, tell us how your policy to subsequently account for the beneficial conversion feature is in compliance with ASC 470-20-35-7. We note that the line item ‘Dividends on preferred stock’ includes both a beneficial conversion feature as well as a deemed dividend from the warrants. Please provide us with the authoritative accounting literature that supports the treatment of the deemed dividend from the warrant.

ASC 470-20-30 prescribes using relative fair value to allocate the proceeds received between the convertible instrument and any detachable instruments received.  However, we determined the warrants to purchase common stock (the “Warrants”) issued in conjunction with the Preferred Stock to be a derivative under ASC Topic 815 and therefore recorded the Warrants as a liability at fair value.  As a result, the value allocated to the Preferred Stock was not based on relative fair value, but rather on residual value, representing the difference between the proceeds received upon the sale of the Preferred Stock and Warrants and the fair value of the Warrants.

This treatment is analogous to the situation described in ASC 815-15-30-2 for hybrid instruments that are separated, which states that the allocation method that records the embedded derivative at fair value and determines the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative shall be used to determine the carrying values of the host contract component and the embedded derivative component of a hybrid instrument if separate accounting for the embedded derivative is required.  In this case, the Warrant liability is the embedded derivative, the Preferred Stock is the host contract and the proceeds received are the basis of the hybrid instrument. ASC 470-20-30-8 states that if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument.   Since the intrinsic value of the beneficial conversion feature using the effective conversion price was greater than the proceeds allocated to the Preferred Stock using the residual value method described above, we capped the beneficial conversion amount at the proceeds allocated to the Preferred Stock.

In regards to how our subsequent treatment for the beneficial conversion feature is in compliance with ASC 470-20-35-7, the Company points to ASC 470-20-35-7c which states that if a convertible instrument does not involve a multiple-step discount and does not have a stated redemption date (such as perpetual preferred stock), that any discount shall be amortized from the date of issuance to the earliest conversion date.   Since our Preferred Stock was immediately convertible, the full beneficial conversion amount was recognized immediately upon issuance.

To summarize, the proceeds from the issuance of Preferred Stock and Warrants were allocated in their entirety to the Warrants (a fair value liability) and to the beneficial conversion feature (capped at residual amount), creating a discount equal to the face value and initial proceeds of the Preferred Stock.  Since the shares of Preferred Stock were immediately convertible, this discount was immediately accreted through deemed dividends.  The reference to a “deemed dividend” in footnote 4(i) of our Annual Report on Form 10-K for the year ended December 31, 2010 (page F-18) was simply meant to highlight the sources of the discount (the Warrants and beneficial conversion feature).

3.
Please clarify how you calculated the value attributable to the redeemable preferred stock and confirm whether the faire value at the date of issue was less than the redemption value. Please confirm whether the carrying amount of the redeemable stock is increased by periodic accretions using the interest method. Please clarify how your accounting policy complies with ASC 480-10-S99-2.

According to ASC 480-10-S99-2, the initial carrying amount of redeemable preferred stock should be its fair value at date of issue.  Where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. The carrying amount shall be further periodically increased by amounts representing dividends not currently declared or paid, but which will be payable under the mandatory redemption features, or for which ultimate payment is not solely within the control of the registrant (e.g., dividends that will be payable out of future earnings). Each type of increase in carrying amount shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

At the dates our Preferred Stock was issued, its fair value approximated the redemption value.  As a result, the amount recorded as mezzanine equity was the redemption value.  Subsequent changes in redemption value (and mezzanine equity) represent the accretion of 8% dividends that have not been declared or paid.  As these dividends are paid in stock, which is typically the first month of each quarter, they are reclassed from mezzanine equity to permanent equity.  As a result, the change in amounts in mezzanine equity from quarter to quarter represents changes in the dividends (accruals less settlements).

*           *           *           *           *           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments. If there are additional questions or comments, please contact the undersigned.

Very truly yours,

PROVECTUS PHARMACEUTICALS, INC.

/s/ Peter R. Culpepper
Peter R. Culpepper
Chief Financial Officer and Chief Operating Officer